December 4, 2017

VIA EDGAR

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vanguard Natural Resources, Inc. Registration Statement on Form S-1

File No. 333-221223

Dear Mr. Schwall:

On behalf of Vanguard Natural Resources, Inc., a Delaware corporation (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated to 4:00 p.m., Washington, D.C. time, on December 6, 2017, or as soon as practicable thereafter. As requested by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”), the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas V. Getten, of Paul Hastings LLP, counsel to the Company, at (713) 860-7300, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Vanguard Natural Resources, Inc.

By:	/s/ R. Scott Sloan
Name:	R. Scott Sloan
Title:	Executive Vice President and Chief Financial Officer